SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                             INFOWAVE SOFTWARE, INC.
                                (Name of Issuer)

                        Common Shares, without par value
                         (Title of Class of Securities)

                                     456925
                                 (CUSIP Number)

                                                          Copy to:
           Gerald L. Trooien                      William A. Jonason, Esq.
             JLT Group Inc.                         Dorsey & Whitney LLP
     10 River Park Plaza, Suite 800           50 South Sixth Street, Suite 1500
           St. Paul, MN 55107                       Minneapolis, MN 55402
             (651) 641-1111                            (612) 340-2600
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 8, 2004
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Secs. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

CUSIP No. 456925
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Gerald L. Trooien
     Not Applicable
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    103,774,772
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           103,774,772
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     103,774,772
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     48%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 456925
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     HiddenMind Technology, LLC
     04-3691189
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    22,449,051
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           22,449,051
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     22,449,051
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |X|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

      This Amendment No. 2 (this "Amendment") amends the statement on Schedule 13D filed by Gerald L. Trooien and HiddenMind Technology, LLC on February 5, 2004 and amended on April 15, 2004 (the "Statement"). This Amendment supplements and, to the extent inconsistent therewith, amends the information set forth in the Statement.

Item 1. Security and Issuer.

      This Amendment relates to common shares, without par value (the "Infowave Common Shares"), of Infowave Software, Inc. ("Infowave"). The address of the principal executive office of Infowave is 4664 Lougheed Highway, Burnaby, British Columbia V5C 5T5.

Item 2. Identity and Background.

      The information previously reported in this Item of the Statement with respect to Gerald L. Trooien ("Mr. Trooien") and HiddenMind Technology, LLC ("Hidden Mind") is incorporated by reference herein.

Item 3. Source and Amount of Funds or Other Consideration.

      The information previously reported in this Item of the Statement with respect to the source of funds for the investment in the Infowave Common Shares by Mr. Trooien and HiddenMind is incorporated by reference herein.

      Pursuant to a Stock Purchase Agreement (the "Stock Purchase Agreement") dated as of September 8, 2004, by and between Deloitte Consulting L.P., a Delaware limited partnership ("Deloitte"), and Mr. Trooien, Mr. Trooien acquired 12,500,000 Inforwave Common Shares from Deloitte. In addition, pursuant to a Stock Option Agreement (the "Stock Option Agreement"), dated as of August 9, 2004, by and between Infowave and Mr. Trooien, Mr. Trooien received options to acquire 300,000 Infowave Common Shares as compensation for his membership on the board of directors of Infowave.

      The Infowave Common Shares acquired pursuant to the Stock Purchase Agreement are subject to a holding period of four months and have not been registered under the Securities Act of 1933, as amended (the "Securities Act").

      References to, and descriptions of, the Stock Purchase Agreement and the Stock Option Agreement as set forth above in this Item 3 are qualified in their entirety by reference to the copies of the Stock Purchase Agreement and the Stock Option Agreement included as Exhibits 6 and 7, respectively, to this Amendment, which are incorporated in their entirety where such references and descriptions appear.

Item 4. Purpose of Transaction.

      The information previously reported in this Item of the Statement with respect to the purpose of the investment in the Infowave Common Shares by Mr. Trooien and HiddenMind is incorporated by reference herein.

      (a) - (b) The information set forth or incorporated by reference in Item 3 is hereby incorporated by reference herein.

      (c) Not Applicable.

      (d) Pursuant to the Nomination and Standstill Agreement (the "Standstill Agreement"), dated as of July 4, 2003 and included as Exhibit 4 to the Statement, so long as Mr. Trooien and HiddenMind collectively own more than 20% of the issued and outstanding Common Shares, Mr. Trooien has the right to nominate one nominee to Infowave's Board of Directors and Infowave must recommend the election of such nominee by Infowave's shareholders. Currently, Mr. Trooien serves as his own nominee to Infowave's Board of Directors.

      (e) - (i) Not applicable.

      (j) Other than as described above, neither Mr. Trooien nor HiddenMind currently has any plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(i) of this Amendment (although each of Mr. Trooien and HiddenMind reserve the right to develop such plans).

      References to, and descriptions of, the Standstill Agreement as set forth above in this Item 4 are qualified in their entirety by reference to the copy of the Standstill Agreement included as Exhibit 4 to the Statement, which is incorporated in its entirety where such references and descriptions appear.

Item 5. Interest in Securities of the Issuer.

      The information previously reported in this Item of the Statement with respect to interests in securities of Infowave is incorporated by reference herein.

      The information set forth or incorporated by reference in Items 2, 3 and 4 is incorporated by reference herein.

      (a) - (b) As a result of the Stock Purchase Agreement and the Stock Option Agreement, Mr. Trooien is the beneficial owner of 103,774,772 Infowave Common Shares. To the knowledge of Mr. Trooien, such Infowave Common Shares constitute approximately 48% of the issued and outstanding Infowave Common Shares as of March 26, 2004. Mr. Trooien has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 103,774,772 Infowave Common Shares.

      (c) As described in Item 3 above, on September 8, 2004, pursuant to the Stock Purchase Agreement, Mr. Trooien acquired 12,500,000 Infowave Common Shares at a price of U.S. $0.0384 per Infowave Common Share.

      (d) - (e) Not applicable.

      References to, and descriptions of, the Stock Purchase Agreement and the Stock Option Agreement as set forth above in this Item 5 are qualified in their entirety by reference to the copies of the Stock Purchase Agreement and the Stock Option Agreement included as Exhibits 6 and 7, respectively, to this Amendment, which are incorporated in their entirety where such references and descriptions appear.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      The information previously reported in this Item of the Statement with respect to contracts, arrangements, understandings or relationships with respect to securities of Infowave is incorporated by reference herein.

      As described in Item 3 above, pursuant to the Stock Purchase Agreement, Mr. Trooien acquired 12,500,000 Infowave Common Shares. In addition, pursuant to the Stock Option Agreement, Mr. Trooien acquired options to purchase 300,000 Infowave Common Shares.

      References to, and descriptions of, the Stock Purchase Agreement and the Stock Option Agreement as set forth above in this Item 6 are qualified in their entirety by reference to the copies of the Stock Purchase Agreement and the Stock Option Agreement included as Exhibits 6 and 7, respectively, to this Amendment, which are incorporated in their entirety where such references and descriptions appear.

Item 7. Material to be Filed as Exhibits.

      The following document is filed as an exhibit:

      6. Stock Purchase Agreement, dated as of September 8, 2004, by and between Gerald L. Trooien and Deloitte Consulting L.P.

      7. Stock Option Agreement, dated as of August 9, 2004, by and between Infowave Software, Inc. and Gerald L. Trooien.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: September 23, 2004
                                            /s/ Gerald L. Trooien
                                            ------------------------------------
                                            Gerald L. Trooien

                                            HIDDENMIND TECHNOLOGY, LLC


                                            By: /s/ Gerald L. Trooien
                                                --------------------------------
                                                Gerald L. Trooien
                                                Chief Executive Officer

                                  EXHIBIT INDEX

Exhibit

99.6 Stock Purchase Agreement, dated as of September 8, 2004, by and between Gerald L. Trooien and Deloitte Consulting L.P.

99.7 Stock Option Agreement, dated as of August 9, 2004, by and between Infowave Software, Inc. and Gerald L. Trooien.